
September 30, 2021

David McJannet
Chief Executive Officer
HashiCorp, Inc.
101 Second Street, Suite 700
San Francisco, CA 94105

      Re: HashiCorp, Inc.
          Amendment No. 1 to Draft Registration Statement on Form S-1
          Submitted September 17, 2021
          CIK No. 0001720671

Dear Mr. McJannet:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Our references to prior comments refer to comments in our August 26, 2021 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted September 17, 2021

Summary Consolidated Financial Data, page 17

1. Please tell us how you determined the pro forma adjustments for stock-based compensation expense related to RSUs and clarify whether such adjustments represent the amount of compensation expense that will be recorded immediately following the offering for those RSUs that will satisfy both the performance and service conditions upon effectiveness. In this regard, it is unclear why these adjustments would equal the amount of unrecognized compensation expense for the performance RSUs at January 31 and July 31, 2021 as it would appear that not all awards will have met the service condition at the time of the offering. Make similar revisions to your pro forma balance sheet adjustments and capitalization information, as necessary. Refer to Article 11-02(a)(6) of Regulation S-

X.

Legal Proceedings, page 138

2.   On page F-24, you note that you are facing a patent infringement lawsuit and are currently unable to predict the likelihood of success of the entity's infringement claims. To the extent this is material pending legal proceeding, please revise to disclose the information required by Item 103 of Regulation S-K.

Consolidated Financial Statements
Consolidated Statements of Operations, page F-4

3.   We note your response to prior comment 8. Please revise to disclose product revenue for your term licenses separately from your service revenue in order to comply with Rule 5-03(b) of Regulation S-X. Also, explain further how your response, which indicates that you do not separately evaluate or allocate costs for software licenses from the related support, compares to your disclosures that indicate you estimate relative SSP for your performance obligation using an "expected cost-plus margin approach," and clarify why you are unable to provide a breakdown of costs between product and services on the face of your financial statements.

Notes to Consolidated Financial Statements
Note 7. Commitments and Contingencies, page F-23

4.   You state that you are unable to predict the likelihood of success of the recent patent infringement claims brought against the company. However, you also state that the company believes there was not a reasonable possibility that you had incurred a material loss with respect to your loss contingencies. Please clarify whether such assertion relates to the recent patent litigation or revise as necessary.   In this regard, ensure that your disclosures clearly address whether there is at least a reasonable possibility a loss has been incurred in excess of amounts accrued and if so, disclose an estimate of such loss or range of loss or state that such an estimate cannot be made. Refer to ASC 450-20-50-3 and 50-4.

        You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance

David McJannet
HashiCorp, Inc.
September 30, 2021
Page 3

Office of Technology

cc: Michael Coke, Esq.